Filed by US Airways Group, Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                          Subject Company: Delta Air Lines, Inc.
                                                  Commission File No.: 001-05424




     The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

     o Transcript of US Airways Group, Inc.'s Merger Proposal Presentation on Wednesday, November 15, 2006.


--------------------------------------------------------------------------------








                                                               FINAL TRANSCRIPT
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    Thomson StreetEvents(SM)
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    LCC - US Airways - Delta Merger Proposal Conference Call

    Event Date/Time: Nov.15. 2006 / 8:15AM ET

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Nov. 15. 2006 / 8:15AM, LCC - US Airways Delta Merger Proposal Conference Call
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CORPORATE PARTICIPANTS

Elise Eberwein
US Airways - SVP of Corporate Communications

Doug Parker
US Airways - CEO

Scott Kirby
US Airways - President


CONFERENCE CALL PARTICIPANTS

Jamie Baker
JPMorgan - Analyst

Ray Neidl
Calyon Securities - Analyst

David Strine
Bear Stearns - Analyst

Kevin Crissey
UBS - Analyst

Helane Becker
Benchmark - Analyst

Gary Chase
Lehman Brothers - Analyst

Mark Streeter
JPMorgan - Analyst

Daniel McKenzie
Credit Suisse - Analyst

Bill Mastoris
Bank of New York - Analyst


PRESENTATION

Operator

Ladies and gentlemen, welcome to the US Airways Group conference call to discuss the Company's proposal to merge with Delta Air Lines proposed this morning. All participants are in a listen-only mode. When we go to questions, instructions will be given at that time. Today's call is being recorded.

At this time for opening remarks and introductions I would like to turn the call over to Miss Elise Eberwein, Senior Vice President Corporate Communications at US Airways. Ms. Eberwein, please go ahead.

--------------------------------------------------------------------------------

Elise Eberwein - US Airways - SVP of Corporate Communications

Thank you, Peter. Good morning everybody. Thanks for joining us this morning. Obviously we have some exciting news this morning. Let me tell you who is here in the room. We've got Doug Parker, obviously Chairman and CEO; Scott Kirby, our President; Chief Financial Officer, Derek Kern Janet Dhillon, our Senior Vice President and General Counsel. After our prepared remarks we will open it up today for analyst questions. We are presenting later this morning at the City Transportation Conference here in New York. We will have limited time for questions this morning, so thanks for your understanding on that.


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Nov. 15. 2006 / 8:15AM, LCC - US Airways Delta Merger Proposal Conference Call
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Before we get started I'd like to read some Safe Harbor language relating to any forward-looking statements that we're going to make on the call today. As you know today's call may contain forward-looking statements. These forward-looking statements may be identified by words such as may, will, expect, intend, anticipate, believe, pro forma and other similar words used in connection with statements regarding the outlook of US Airways Group, Delta Air Lines, the new Delta or the proposed merger. Forward-looking statements include all statements other than statements of historical fact about US Airways Group.

Information about factors that may affect future results of US Airways Group and the risks and uncertainties that could cause actual results to differ from projected results can be found in the forward-looking statements disclosure included in the presentation which is on our website this morning and in the press release that we issued this morning as well. Subject to future developments, US Airways will file with the United States Securities and Exchange Commission a registration statement to register the US Airways shares which would be issued in the proposed transaction and/or a proxy statement with respect to the proposed transaction.

Investors and security holders are urged to read the registration statement and/or proxy statement when and if it's available and any other relative documents filed with the commission as well as any amendments or supplements to those documents because they will contain important information. Investors and security holders may obtain a free copy of the registration statement and/or the proxy statement when and if available and other relevant documents at the Commission's Internet website which is www sec.gov; the registration statement and/or proxy statement when and if available and other such documents may also be obtained free of charge from US Airways by directing such requests to -- and I'm going to give you an address here, US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281; attention Chief Legal Officer.

Both the press release announcing this transaction and the slides that summarize today's discussion are posted on our website; that address is usairways.com. The press release and slides will be filed with the SEC on a current report on Form 8-K, in fact those are being filed as we speak here and you may find it helpful to review the slides as we give our prepared remarks this morning. Okay.

At this point let's get going. I'm going to turn it over to Doug and thanks again for being on the call.

--------------------------------------------------------------------------------

Doug Parker - US Airways - CEO

Thank you, Elise. If anyone is still awake we will get started here. Thanks everybody for joining us. As Elise said, we have some exciting news that wea TMre excited about. We sent out an announcement that hopefully you've been able to see. We also filed an 8-K that had with it a presentation that I'm going to be walking through. If you have that you may find it helpful, if not it's not required. But there is a presentation that I'm going to be walking through and if you have that you might want to follow along.

What it says at the start is talks about how excited we are about the prospect of combining US Airways and Delta. Through the transaction we propose, we create a new Delta, one of the world's largest airlines and a much more effective competitor in what is a currently fragmented marketplace. This transaction would we believe would be able to achieve $1.6 billion of annual synergies which is obviously a very large number and those we think would phase in over a two-year period.

We would rationalize capacity by combining the two airlines and reducing total ASMs by about 10%. But we do so and continue to remain 100% coverage of the U.S. cities we currently serve much like we did in US Airways America West. This transaction would be nicely accretive to the US Airways shareholders and would provide a significant premium to Delta's creditors of 25%.

On top of all of that we think this combination will create significant value for all of our employees of both companies, the customers of both companies and the communities we serve.


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Nov. 15. 2006 / 8:15AM, LCC - US Airways Delta Merger Proposal Conference Call
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The transaction itself is described on the next slide. It shows the transaction that we put forward this morning would provide about approximately $8 billion to Delta's unsecured claimholders. That consists of $4 billion of cash and 78.5 million shares of US Airways stock which yesterday's closed price is worth right at $4 billion. This would represent as I said about 25% premium to the current trading price of Delta's pre-petition unsecured clients assuming there will ultimately be $16 billion of unsecured claims. It also represents a 40% premium over the average trading price for those claims over the last 30 days.

I'm happy to report we have committed financing from Citigroup to fund the cash portion of this offer as well as some debt refinancing that would need to take place at both companies as a result of change of control.

Now I'm going to step back a moment and talk about the industry landscape and what makes this such a compelling transaction. Again, as you can see on this slide, this is an extremely fragmented industry that we participate in. Not one airline has as much as a 20% revenue share and the sixth largest participant, which is US Airways, is more than half the size as the industry leader, American Airlines. And those are just U.S. numbers and U.S. airlines all of their including international revenues. So obviously if you look at this in terms of the entire global marketplace it is even much more fragmented.

The fact of the matter is I think there are not many industries more fragmented than the one that we participate in and in an industry this fragmented, we think there are opportunities for mergers that can achieve significant synergies and increased competition.

Going to the next page, one very recent case of this which we're extremely familiar with is the US Airways/America West transaction. That transaction as you recall was one where we brought US Airways out of bankruptcy through a merger and the specific timing of this proposal is driven by the fact that Delta is in bankruptcy. We believe that is what makes this such a unique opportunity to realize value. In order to explain that I want to talk about what happened with US Airways versus United Airlines.

Both these airlines have come out of bankruptcy in the last 14 months; US Airways in September of 2005; United in February of '06. US Airways merged with our merger partner, America West. And in doing so I was able to merge with over $600 million in estimated annual synergies. United chose to merge independently and the results have been strikingly different. If you look at the chart, what you'll see is on a year to date basis US Airways has a pretax income margin of 4.9% which is far better than the industry average of 2.2%. And United is lower than that with a margin of one-half of 1%.

When you create those types of returns your equity does better and you if you look at the right side of the chart you see that has happened. Our shareholders have seen 164% total equity return since we emerged from bankruptcy; United has seen a 2% return. The primary driver of this is as much as would like to say it's brilliant management, the fact of the matter is the big difference here is that we were able to generate synergies by merging, by bringing US Airways out of bankruptcy with a merger that United simply wasn't able to do with a stand-alone plan.

Now I'll talk more about those synergies in a minute. But one of the bigger ones, it's important for everybody to understand is shown on the next slide which is the revenue per ASM improvements that happened through capacity reductions. And that is dramatically easier to do when one of the partners is in bankruptcy. The first chart on this shows the strong inverse relationship in our industry between capacity and unit revenues and as we've seen lately small declines in capacity, 3% to 4% reductions, can result in unit revenue increases of over 10%.

And while that is true for the industry, if you look to do next chart, the affect was much greater in US Airways and America West. Our ability to use bankruptcy to reduce capacity has led to us having a large outperformance versus the industry. Our revenue per ASM growth on a year to date basis has actually been 17.1%, the best performance of any U.S. airline. And that has been driven by the fact that if you look we actually pulled our capacity down more than even the industry did as we were able to do so through the benefits of US Airways' bankruptcy.

That's outperformance is a very large number for those of you who understand -- the analysts I know all understand this. That type of outperformance alone is worth about $425 million year to date. We believe we can achieve similar revenue per ASM


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Nov. 15. 2006 / 8:15AM, LCC - US Airways Delta Merger Proposal Conference Call
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outperformance in a US Airways/Delta merger although for our models and in the synergy estimates we're going to give you, we've assumed -- only an incremental 3.5% revenue per ASM improvement.

So moving forward, we know the kind of value that can be realized through a merger particular when one of the airlines is emerging from bankruptcy. Indeed we think it's the success of our own US Airways/America West merger that's leading others in this industry to consider mergers of their own. The attributes that made our contribution successful are all present here but on a larger scale.

The bankruptcy process allows the return of unprofitable aircraft and the shedding of some other nonperforming assets. We happened to have similar labor costs on both sides and a complementary route network. The result is that with the new US Airways -- with US Airways -- the new Delta would be one of the world's largest airlines and one that is able to compete in an increasingly competitive industry under any sort of merger scenario one might contemplate.

Moving forward getting a little more to the specifics. As it relates to network optimization, our plan is to optimize our network of complementary hubs as we did in US Airways and America West. In doing so we will be able to maintain service to all of the existing U.S. destinations of both Delta and US Airways. But we will be able to do so with 10% fewer ASMs. We will do this by reducing unprofitable or lower load factor flights and while still flying all the cities we serve, we will be able to optimize the flows over the existing hubs.

Some examples of this in the southeast we will use Atlanta and Charlotte hubs to realign capacity in some of the lower low [vendor] markets and optimize the flows there. We'll upgrade some of the smaller gauge regional jets to larger and more efficient equipment. In the Northeast, we will reoptimize the domestic and international traffic flows. Domestic service will focus on LaGuardia while the international service will be balanced between Philadelphia and JFK. And we would plan to divest of some assets such as the shuttle.

In the western part of United States, Phoenix and Salt Lake City will retain hub status but more with more efficient flows, increase southern tier focus and reach for Phoenix, increase northern tier focus and reach for Salt Lake City. With the aircraft that we would now have in this merger coming from Delta, the long-range aircraft we would acquire we would be able to present nonstop international service opportunities for the first time from the west, something US Airways can't do today.

The central region would be optimized for further focus Cincinnati on the Midwest markets and Pittsburgh on Northeastern markets. The next charts just show route maps. I'm not going to spend any time on it. The first one just shows what US Airways looks by itself. The next is Delta by itself and the last one shows what we look like together and what you see is an airline with true domestic scale and scope and one that can provide great benefit to customers in the United States.

If you get to the next slide, slide 13, what you -- we show this again in more of a regional basis and what you see is our combined domestic network position would make the new Delta a leading competitor in the eastern United States and enhance our position in the western United States. Right now US Airways is number one in the northeast, number two in the southeast. Delta is number three in the northeast, number one in the southeast. The new Delta becomes number one in both regions.

We'd also be the leader in Florida and be the number two carrier in the northwest and number three in the Southwest. Importantly, we would be no lower than number four in any of these regions of the United States. We'd be the number one airline in 155 airports, and again we'd do so by maintaining service to all of our existing U.S. destinations.

On the next chart you see it just breaks out by carrier the share of domestic ASMs. We with 18.2% would have the highest share of domestic ASMs.

The next page shows the Delta International network which also is nicely complementary. We would move to extend our reach around the world; number one airline across the Atlantic; second-largest airline to the Caribbean; an airline that would clearly

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Nov. 15. 2006 / 8:15AM, LCC - US Airways Delta Merger Proposal Conference Call
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be a valued partner for either Star Alliance or Sky Team which would allow all of our customers the ability to fly to parts of the world that this airline doesn't serve.

Moving forward to the synergies which I keep talking about but I can't stress enough the importance of this value we are creating; $1.65 billion in annual synergies. There is not an airline out there today who on its own is producing $1.65 billion of profits. The simple act of putting these companies together is creating more value than any airline that is flying today. And this is not value that either of our companies could create independently. It only happens by putting the companies together which is why this is so important.

We'll talk more about those but the other point I want to make is we can't stress enough that we believe the way to do this is as Delta emerges from bankruptcy, we believe the opportunity to generate over half of these synergies could be lost if a merger is delayed until after Delta emerges. The potential network synergies would be dramatically reduced if we couldn't return aircraft as Delta would be able to do in a bankruptcy and the cost synergies which we estimate at $700 million would be reduced by our inability to terminate leases, operating contracts and other costs that we could do in bankruptcy but not post emergence.

Moving to the network synergies, the $935 million in network synergies is based on Delta's publicly available information and the experience we had in US Airways and America West. As I stated as we went through the impact on industry capacity, we believe this to be a conservative estimate and we look forward to getting the opportunity to begin due diligence and better refine the opportunities. It is based upon the estimated network synergies come from rationalizing the network -- over to the left again --this is the flying everywhere we fly and keeping virtually all the revenues but doing with 10% fewer aircraft resulting in higher load factors, lower cost. We'd also benefit from reducing service to some underperforming markets and discontinuing some unprofitable point-to-point flying.

We estimate the total capacity synergy at $777 million. We'd also generate $158 million of present synergies from a more comprehensive network which includes new connectivity and an enhanced Northeast and East Coast position that would allow the new Delta to better compete for corporate accounts.

Moving to the cost synergies where we believe there are $710 million of cost synergies, that occurs through the reduction of overlapping information systems and overhead; the consolidation of facilities including gates, hangars and other leases; along with the divestiture of redundant non-operating space and other reduced expenses. It's important to note that because our plan actually is to take the labor cost to the highest common denominator in all groups.

So whatever exists at either of the airlines today in terms of total labor costs, we assume we will move to the highest in place at either of the airlines premerger.That resulted in negative synergy but one of $90 million which while significant is overwhelmed by the positive synergies that are created and we think very friendly to labor.

Moving forward, I've talked about how we create value with this. Bottom line on this based on the equity research estimates, our own internal projections we believe this combination would create significant EPS accretion for US Airways in year one. On a steady-state basis once we have this up and running, about a 40% accretion. Once all the synergies are in, this is obviously great for our existing shareholders; it's also great for Delta creditors who would receive a 25% premium but then also be able to participate in that same upside potential as a combined company as owners of 78.5 million shares of US Airways' stock.

This transaction -- this combination would also create a best in class capital structure. On a pro forma basis, a last 12-month EBITDAR of almost $3.8 billion; pro forma lease adjusted debt of about $22 billion gives you a ratio of lease adjusted debt to EBITDAR of 5.8 times which is lower than either US Airways or Delta currently has. US Airways right now is the strongest on that measure but this company would be even stronger once the synergies are in place. With a balance sheet like this, we clearly have the ability to weather the changing market conditions and better compete.

Moving to labor, we learned a lot about merging workforces in our US Airways and America West transaction. And we're going to use that insight to help us with the integration of the workforces here. What we demonstrated through that transaction is


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Nov. 15. 2006 / 8:15AM, LCC - US Airways Delta Merger Proposal Conference Call
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that there is a lot of long-term job security created for employees when you have a strong fundamental airline. And we saved some 35,000 jobs at US Airways through our merger. We've also have been hiring since the merger. We've proven that when you actually go do create positive cash flows that is better for employees. That's what we believe will happen here.

It's important to note that as in US Airways/America West there is nothing in the labor contracts on either side in this transaction that would prohibit a merger. As I noted earlier, our model assumes that we would take labor costs to the highest of the existing levels in every group which we think will facilitate getting this done. And we expect to manage the capacity reduction in terms of our line employees through attrition and leaves, not through furloughs.

In the US Airways/America West merger we were just at fleet by 15% initially but with no mainline furloughs after the merger and have begun hiring in every workgroup. Indeed we've hired some 4000 employees since the merger last year. So we believe our employees and those at Delta will benefit from working for a larger and more competitive airline.

Moving to the next slide is the consumers. Consumers obviously benefit from this -- will also benefit from this merger. The new Delta will offer customers the advantages of a larger full-service airline with the cost structure of a low fare carrier. Even with the 10% reduction in capacity all existing U.S. destinations served today by US Airways and Delta will remain part of the new and improved network with greater scale. We will be able to better than before connect customers to the people and places they went to visit in over 350 destinations across five continents.

I think you know our management team has a proven record of consumer friendly pricing, one we established while we were still at -- while we were back at America West and one that we still strongly believe in. Our US Airways/America West merger has already helped to lower business fares in nearly 400 markets with an average discount of 37%. And we've lowered leisure fares in nearly 350 markets with an average discount of 24%. All the time doing that and improving our revenue for (indiscernible) we believe because while lowering the fares we've actually attracted traffic that was moving elsewhere.

As it relates to antitrust. Obviously our combination is going to require a review by a number of regulatory bodies from an antitrust and competition perspective and we welcome that. We don't anticipate any problems here that cannot be resolved. The industry has changed dramatically since the Department of Justice reviewed the US Airways and United Merger in 2000 with the growth of low-cost carriers, domestic coaches, international alliances as well as all the turmoil we've had with bankruptcies and the impact of 9-11.

The merger of US Airways and America West has shown the industry that synergies can be achieved through this combination and that it can indeed can be good for both investors and consumers. The merger we propose will enhance competition. As I said when I started, this is a uniquely fragmented industry and it will remain so when the new Delta begins flying. It will continue to face vigorous competition especially from low-cost carriers. The difference is we will have leading positions that will enable us to continue effectively competing and the significant synergies we expect to generate are not premised on rising fare loads.

As the integration, we are successfully on track with the US Airways/America West integration and expect it will be complete before we would begin the Delta integration. As I've already mentioned, we've done much, much better than certainly anyone was suggesting we would do at the time we announced the US Airways/America West merger. RASM is up 17% year-to-date versus the forecast of about 10% when we put it together. We've identified $300 million of cost synergies now in that merger versus the $250 million that we announced at the time of the transaction. And all of our other initiatives are on track.

We expect to cut over our reservation system and move to a single operating certificate in the first half of 2007 which would leave only labor contracts as the only outstanding item in the integration of US Airways and America West. The fact of the matter is our team has done a fantastic job of integrating those two companies. That success gives us all the more confidence that we can integrate -- that we can do this transaction and have a successful integration as well.

As to the roadmap to getting all this done, there clearly are a number of milestones that need to be completed. They are laid out on slide 25. We believe we can close this transaction by the first half of '07 and get through all of these milestones. That is


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Nov. 15. 2006 / 8:15AM, LCC - US Airways Delta Merger Proposal Conference Call
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consistent with Delta's plan to emerge from Chapter 11 and we don't believe that our proposal should cause any delays for Delta as it pursues its alternative stand-alone plan.

The first step toward completion is to commence due diligence which we believe can be completed expeditiously. We need to complete due diligence as soon as possible so we can remove that condition to our offer and give Delta's creditors the opportunity to evaluate this alternative versus stand-alone plan. Then we would enter into a merger agreement with the management team at Delta and file a plan of reorganization with the U.S. Bankruptcy Court. We would need regulatory approval from among others the Department of Justice and we'd need the approval of Delta's creditors and our own shareholders.

It is again important to note that many of these steps can happen at the same time. You'll recall that from the time we announced the US Airways/America West merger to the time we closed it was a four-month process and that included completing all these steps. We believe we can in this case certainly have this done by the first half of '07.

And again which is important because we believe if we wait for Delta to emerge from bankruptcy it will be too late to maximize the tremendous synergies available and we will all regret not having acted sooner. As I've said, these $1.65 billion in synergies would go -- about half of those would go away if we didn't do this while Delta was in bankruptcy.

In summary, this is an extremely exciting opportunity for us and one to create one of the world's largest airlines, one that we've built to compete in an evolving industry for the long-term. We create significant value for the US Airways shareholders and create significant premium and liquidity to the Delta creditors. We create a stronger employer for our labor employees with higher common denominator labor costs and better future growth prospects and we give consumers greater choice through our broader combined network and our customer friendly pricing philosophy.

So we are extremely excited about this. We hope you all share our enthusiasm for it and the real value it will create. And we are now happy to answer any questions you may have.

------------------------------------------------------------------------------

QUESTIONS AND ANSWERS

Operator

(OPERATOR INSTRUCTIONS) Jamie Baker, JPMorgan.

--------------------------------------------------------------------------------

Jamie Baker - JPMorgan - Analyst

Good morning, Doug. You state you don't anticipate many antitrust problems but given Delta is so far an unwilling participant and in light of the recent congressional changes I'm not entirely sure that I share your confidence. How willing are you to offer carveouts in order to appease regulators or other airlines that might object? And what might those carveouts include?

--------------------------------------------------------------------------------

Doug Parker - US Airways - CEO

Jamie, we've done a good bit of work on this with the antitrust council and feel very strongly there are no issues that can't be resolved. So I did mention that we believe that our plan contemplates selling one of the shuttles. And so like I said, we have done a significant amount of work on this and feel quite strongly there are no antitrust issues here that can't be resolved.

--------------------------------------------------------------------------------

Jamie Baker - JPMorgan - Analyst

Okay. Fair enough, good luck. Thanks.


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--------------------------------------------------------------------------------

Operator

Ray Neidl, Calyon Securities.

--------------------------------------------------------------------------------

Ray Neidl - Calyon Securities - Analyst

Doug, why Delta and not Northwest? Is one of the reasons that Delta is largely nonunion and it might be easier to integrate to your system?

--------------------------------------------------------------------------------

Doug Parker - US Airways - CEO

Well, Ray, the fact is in this transaction we think is a unique opportunity to do some stuff that results in higher synergies than we would see in any other combination. I don't want to spend a lot of time comparing and contrasting versus other airlines. But the fact of the matter is we have looked at a number of other possibilities and have come to the conclusion that this opportunity is the most compelling and the one that creates the most value for our shareholders.

--------------------------------------------------------------------------------

Ray Neidl - Calyon Securities - Analyst

Okay. And the timing of it, you explained it very well. You have to do this before they exit bankruptcy otherwise you wouldn't get a lot of the benefits. I take it that means you would intend to try and renegotiate all the aircraft leases that Delta has done already?

--------------------------------------------------------------------------------

Doug Parker - US Airways - CEO

Ray, I'm sorry. I lost you there at the end.

--------------------------------------------------------------------------------

Ray Neidl - Calyon Securities - Analyst

Okay. You said that a lot of the benefits would accrue if you did it before Delta exited bankruptcy. Delta is pretty far along now in renegotiating with their unsecured creditors and their aircraft lessors and so forth. Would you open up all those boxes again and further renegotiate leases and of course I think you said you'd reject some of the additional aircraft?

------------------------------------------------------------------------------

Doug Parker - US Airways - CEO

Go ahead, Scott.


--------------------------------------------------------------------------------

Scott Kirby - US Airways - President

Ray, this is Scott. Deals that are already affirmed in bankruptcy we would intend to honor. We would also look forward to working with aircraft lessors to try to identify aircraft lessors who actually are willing and want to take airplanes back. The world aviation market for aircraft is strong right now much like we saw in the US Airways/America West merger we were able to come to consensual deals with virtually everyone on aircraft returns.


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                                                                FINAL TRANSCRIPT
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Nov. 15. 2006 / 8:15AM, LCC - US Airways Delta Merger Proposal Conference Call
--------------------------------------------------------------------------------

Ray Neidl - Calyon Securities - Analyst

Okay. And then finally, you can still do this deal even if Delta management is hostile because of the premium that you are offering to the unsecured creditors if they went along, is that your assumption?

--------------------------------------------------------------------------------

Doug Parker - US Airways - CEO

Our assumption is bankruptcy is an open process. The purpose of bankruptcy is to ensure you get the most value for the creditors. What we have done today is put an alternative plan out there. We know Delta management is excited about their stand-alone plan. They've done a lot of work on it and we appreciate that.

We just have an alternative that we think is better. And as I said, this isn't about us being able to do it better than them. This is value that can't be created by either one of us independently. It can only be done by putting them together.

So what we've done is put out an alternative. We actually believe that once they have a full understanding of how much value we can create and what that does for their creditors and for their entire team and their employees, they will find us to be a better alternative too. They haven't had a chance to do that yet. We look forward to working with them and over time think they will come to that conclusion.

--------------------------------------------------------------------------------

Ray Neidl - Calyon Securities - Analyst

Okay, good luck on this.

--------------------------------------------------------------------------------
Operator

David Strine, Bear Stearns.

--------------------------------------------------------------------------------

David Strine - Bear Stearns - Analyst

Good morning, gentlemen. With respect to the labor cost offset that you mentioned being around $100 million. When I have been running through some of these numbers I was coming to a number several hundred million higher. I was wondering if you could provide any more color around how you are arriving? I know you said you are just bringing it to the higher level but when I do that I get a much higher number. How exactly are you getting to the $100 million labor cost penalty?

--------------------------------------------------------------------------------

Doug Parker - US Airways - CEO

I don't know what you are doing but what we did is we just look at each of the contracts and know what the costs would be up moving to the higher cost contract. I could only be guessing at why -- if you go just do this on the straight block hour cost or ASM cost, you are going to miss the seniority levels, the different seniority levels of the two companies. And my guess is that's probably what's causing some of your trouble.

--------------------------------------------------------------------------------

David Strine - Bear Stearns - Analyst

Okay. I guess the only contract that exists at Delta is the Alpha?

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Nov. 15. 2006 / 8:15AM, LCC - US Airways Delta Merger Proposal Conference Call
--------------------------------------------------------------------------------

Doug Parker - US Airways - CEO

Yes, but -- that's true. But they also obviously have other employees and those employees are getting paid something. And what we've done is go model; we go to the highest where everyone currently is being paid. And when we do that it -- with a good bit of work come up with a number we came up with which we feel very good about.

--------------------------------------------------------------------------------

David Strine - Bear Stearns - Analyst

Okay. And then the second question is sort of leading to what Ray was asking. Obviously the management team at Delta has a fiduciary duty and responsibility to maximize value here for all involved. Clearly you guys you value have demonstrated it quite well with your last transaction. Why do you think that they can't see the same value that you are seeing?

--------------------------------------------------------------------------------

Doug Parker - US Airways - CEO

I don't know what it is. Again, we haven't sat down and had the opportunity to share it with them. Really probably a better question for them --

--------------------------------------------------------------------------------

David Strine - Bear Stearns - Analyst

Well Doug, you sent them a letter months ago explaining these similar issues, right?

--------------------------------------------------------------------------------

Doug Parker - US Airways - CEO

We explained the synergies and what they said is you know we are working -- we are dedicated on our stand-alone and we want to keep moving on the stand-alone. We believe we have an alternative that is better and we think it's important that the creditors see that.

--------------------------------------------------------------------------------
David Strine - Bear Stearns - Analyst

The creditors committee will make the decision.

--------------------------------------------------------------------------------

Doug Parker - US Airways - CEO

We've made it much more formal now than just a request for a meeting. We called them and said okay, we will put our money where our mouth is. We have committed financing. We will get this done and we're going to put a very attractive offer out there which we think is compelling to show that indeed we are extremely serious about this and this alternative we believe is much more compelling than a stand-alone plan. And the creditors will see that and again I think the management and employees at Delta will come to see it as well once we get a chance to sit down and work with them.

--------------------------------------------------------------------------------

David Strine - Bear Stearns - Analyst

Okay. And last question, when you mentioned that your hope would be to get the deal done before Delta emerges from bankruptcy and if that -- if you weren't able to do that then you could potentially lose up to half of the synergies. And then earlier in the call you referenced that much of that would come through the restructuring of leases. Other than leases, is there anything else that you could lose if you weren't able to do it before the emergence?

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                                                                FINAL TRANSCRIPT
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Nov. 15. 2006 / 8:15AM, LCC - US Airways Delta Merger Proposal Conference Call
--------------------------------------------------------------------------------

Doug Parker - US Airways - CEO

Well, again, other than leases and I don't just want to dismiss that, that's enormous. And we're talking about aircraft leases there because it would be much, much harder to get to optimize the route networks if you didn't have the ability to return aircraft. That is a very big one. But in addition to answer your question, in addition to that, we learned through our last merger that bankruptcy gave us the opportunity to go through and renegotiate every single one of our contracts at both airlines. Because we had the opportunity to reject one of them and pick someone new and that allowed us a tremendous amount of leverage that we wouldn't have -- which you don't have once you come out.

So we had a lot of contract savings that are non aircraft contracts, just operating contracts where we saw very large synergy benefits on the cost side that we would be able to realize here that are in our cost synergy estimate that we don't believe we'd be able to get if we waited till after they emerged.

--------------------------------------------------------------------------------

David Strine - Bear Stearns - Analyst

Thank you very much.

--------------------------------------------------------------------------------
Operator

(OPERATOR INSTRUCTIONS) Kevin Crissey, UBS.

--------------------------------------------------------------------------------

Kevin Crissey - UBS - Analyst

Good morning, everybody. I wanted to ask you, would you be surprised if there was a counteroffer from one of your competitors who has been openly interested in mergers? And would this be your top end offer?

--------------------------------------------------------------------------------

Doug Parker - US Airways - CEO

We put together a proposal that we think is extremely compelling to our shareholders and to their creditors. And that is what we are focused on. Would we be surprised if someone came in? In this business we're not surprised by anything anymore. So we shall see. But we welcome the opportunity for people to scrutinize this offer and that is actually what we are asking -- that's all were asking for is a chance to get a day in front of the creditors and let them have let them have their chance to understand what the real value we're putting forward here. And we believe once we have a chance to do that this offer will prevail over any other plan.

--------------------------------------------------------------------------------

Kevin Crissey - UBS - Analyst

Okay. And I guess the second question would be, the last merger you did was more I'd say the economy was looking at bit stronger than it is say now. What is your counter to the argument that airlines typically merge at the end of a cycle and not typically a bad thing?

--------------------------------------------------------------------------------

Unidentified Company Representative

David, what we would say is one, I think the economy it appears remains pretty strong from all the data that we can see certainly passenger demand for airlines remain strong. But in any event, because we will be generating $1.65 billion in synergies in any economic situation this is a better result for both US Airways and for Delta because we'll be able to generate the $1.65 billion in synergies that will come whether the economy is strong or weak. So we are better regardless of what your economic assumption is.

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Nov. 15. 2006 / 8:15AM, LCC - US Airways Delta Merger Proposal Conference Call
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Kevin Crissey - UBS - Analyst

Okay, thank you very much.

--------------------------------------------------------------------------------

Operator

Helane Becker, Benchmark Brokerage.

--------------------------------------------------------------------------------

Helane Becker - Benchmark - Analyst

Thank you very much, operator. Most of my questions were answered. Doug, just one question. Have you -- I know you've taken this to the creditors now and sort of opened it up and asked for their response but have you talked preliminary to anybody at DOJ or sort of started that ball rolling?

--------------------------------------------------------------------------------

Doug Parker - US Airways - CEO

Helene, what we've done is we've done a lot of work with Antitrust Council who is Fried Frank who is very, very good at this. It is upon that that we base our belief that there are no antitrust issues that can't be resolved. We will obviously be in very -- in a lot of contact with regulatory officials but that process doesn't really start until today.

--------------------------------------------------------------------------------

Helane Becker - Benchmark - Analyst

Okay. And is there anything in the Star Alliance contract that makes that more attractive than Sky Team or is it -- how will you resolve that I guess is the question?

--------------------------------------------------------------------------------

Unidentified Company Representative

Well, that is a high-class problem for us. We have the option of two outstanding alliances between Star Alliance and Sky Team and we will work with our partners in each of those two alliances and make a decision at some point down the road. But it's two great options to choose from.

--------------------------------------------------------------------------------
Helane Becker - Benchmark - Analyst

Okay, thanks. Congratulations and good luck.

--------------------------------------------------------------------------------
Operator

Gary Chase, Lehman Brothers.

--------------------------------------------------------------------------------

Gary Chase - Lehman Brothers - Analyst

Good morning, guys. I apologize if I missed some of the prepared remarks that you made us a little bit busy this morning. Just in terms of process, let's assume -- I was told I've not seen it that Delta has already issued some kind of statement that they are not receptive to this. They've got plan exclusivity until February 15th, as I understand it. Presumably you would file a competing plan around that timeframe. I guess just a number of questions around that.

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

                                                                FINAL TRANSCRIPT
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Nov. 15. 2006 / 8:15AM, LCC - US Airways Delta Merger Proposal Conference Call
--------------------------------------------------------------------------------


In the event that Delta tries to emerge independently and I apologize if I've not seen it in the release, but does your offer change? Is it predicated on consummating this transaction before the bankruptcy? And then secondarily, the timing seems a little tough especially when you talk about tweaking the leases and doing some other things. If you are not going to be able to get started on that until February 15th, what ends up happening with that first half timing?

--------------------------------------------------------------------------------

Doug Parker - US Airways - CEO

Let me try all these. First off, what was the first half of the question?

--------------------------------------------------------------------------------

Gary Chase - Lehman Brothers - Analyst

The first half was just procedurally what happens here? Delta is not receptive, let's make that assumption. On February 15th, they file their plan. You file a competing plan with the court to try to make the argument the creditors should opt for yours. Am I understanding that right?

--------------------------------------------------------------------------------

Doug Parker - US Airways - CEO

What we really think is going to happen here is and is why we did this way. Actually now I remember the first half of your question that I did want to get to which is you said is it contingent upon doing it before bankruptcy? Absolutely. As I said I guess you missed the prepared remarks, but we think as much as half of the synergies go away if we do it after they emerge. So that means a tremendous amount of the value goes away.

So this only makes sense at these levels to do it as they emerge. As a result, we think the right way to do this is to get their proposal out now and we believe as the creditors see this proposal -- if you take a look at what the bonds are doing already today it looks like the creditors are nicely in favor of this. They will !think want to talk to us about an alternative proposal which is all we want to do and talk about an alternative.

So long as were afforded the opportunity to do that, there will be plenty of time to get this done on the timeline we laid out. We've got the US Airways merger, the US Airways/America West from the time we announced till the time we closed was just over four months.

--------------------------------------------------------------------------------

Gary Chase - Lehman Brothers - Analyst

Okay. Last time you did this or I should say in the America West/US Airways merger a lot of capacity ended up coming out of the industry, industrywide we're in a very different situation. People were really stressed particularly on the East Coast where a lot of capacity came out. Do you expect a lot of backfilling in the capacity that you take out of this transaction?

--------------------------------------------------------------------------------

Unidentified Company Representative

Gary, my expectation would be at an industry level that no we wouldn't see that. You have seen a little bit of bias recently towards carriers pulling down their growth plans. Still growth next year but pulling them down. So I think would come -- it would be industry capacity that got reduced from where it currently stands. And again, as the airlines that produces capacity the benefits of that in terms of RASM would accrue disproportionately to US Airways and as you saw on Doug's prepared slides, we've outperformed the industry by about 8 points this year at US Airways. But that is because we went through the merger and got the synergies from the merger. So we would for ourselves anticipate a similar reaction.

-------------------------------------------------------------------------------


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                                                                FINAL TRANSCRIPT
--------------------------------------------------------------------------------
Nov. 15. 2006 / 8:15AM, LCC - US Airways Delta Merger Proposal Conference Call
--------------------------------------------------------------------------------


Gary Chase - Lehman Brothers - Analyst

Okay so other than shuttle which you are talking about divesting you would expect most of that capacity ends up staying out which obviously accrues to your benefit, is that --?

------------------------------------------------------------------------------

Unidentified Company Representative

Correct.

------------------------------------------------------------------------------

Gary Chase - Lehman Brothers - Analyst

Okay. Any issues about network structure just in the -- you know you'll have Charlotte and Atlanta, Phoenix, Vegas, Salt Lake City. Is the plan to make -- to create some focus cities there or obviously you're going to serve all those destinations, how does the network restructuring look with hubs that are in close to one another?

--------------------------------------------------------------------------------

Unidentified Company Representative

Well, we think we have a very complementary route network. As Doug said, we will maintain service to all U.S. destinations. While we will reduce capacity by 10%, we will continue to have a significant presence in all of our existing hubs and focus cities. A lot of what we will be doing is reducing frequency in markets that are largely connecting markets that really don't affect the local markets very much. Short haul markets as an example where there is a lot of connecting traffic and we can serve that more efficiently over one of the two hubs where they are close geographic proximity.

------------------------------------------------------------------------------

Gary Chase - Lehman Brothers - Analyst

Okay. Fleet issues, Scott, you are moving toward Airbus, Delta obviously not in that camp. What are your thoughts going forward about how the fleet issues work? Would you maintain a separate fleet? What you work toward one?

------------------------------------------------------------------------------

Scott Kirby - US Airways - President

Well, I wouldn't characterize us as being in the Airbus camp today. We have a number of the 737s and 757s and in fact are working with Boeing and they been extremely helpful in working with us on a replacement aircraft order. We look forward to working with both Boeing and Airbus going forward.

I'd also say that on our fleets, our fleet sizes are so large that we don't really have any inefficiencies here. The one place arguably that we have inefficiencies is the wide body 777 and A330s where we each have about ten of those two aircraft types and they are a bit redundant. Everywhere else the fleets are large enough that we aren't concerned about different fleet types.

------------------------------------------------------------------------------

Gary Chase - Lehman Brothers - Analyst

Okay, thank you very much, guys.

------------------------------------------------------------------------------

Operator

(OPERATOR INSTRUCTIONS) Mark Streeter, JPMorgan.

-------------------------------------------------------------------------------

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

                                                                FINAL TRANSCRIPT
--------------------------------------------------------------------------------
Nov. 15. 2006 / 8:15AM, LCC - US Airways Delta Merger Proposal Conference Call
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------

Mark Streeter - JPMorgan - Analyst

Hi, gentlemen. Scott, really want to drill down just a little bit more on the aircraft issue. You mentioned that affirmed aircraft deals will be reaffirmed. And our interesting is that for Delta their [EETC's] and have been already affirmed in bankruptcy and most of the ETC aircraft have been affirmed or either recut. So are you saying that you will go and recut deals that Delta has already affirmed or recut in bankruptcy? I just want to make sure we're clear with your thought process here.

--------------------------------------------------------------------------------

Scott Kirby - US Airways - President

Without getting myself too far astray on the specifics of individual leases in bankruptcy law, the way right bankruptcy works, deals that are already affirmed we won't be able to change. However, there are far and away enough aircraft deals that aren't affirmed that we can still address. And additionally as we found in the US Airways/America West merger there are a number of aircraft lessors, some of whom may have committed deals already who are willing to take aircraft out and move them to other parts of the world given the strong demand for aircraft in Asia. So we are confident that we can get to the 10% capacity reduction that we've outlined.

--------------------------------------------------------------------------------

Mark Streeter - JPMorgan - Analyst

I'm wondering if you can talk a little bit about your regional feed and maybe what to the combined companies' regional jet strategy would be going forward?

--------------------------------------------------------------------------------

Scott Kirby - US Airways - President

Well, we aren't disclosing all of the specifics today because we need to talk to all of our existing regional partners and some of the new partners that we would add at Delta. But a portion of our 10% capacity reduction is an assumed capacity reduction in 50-seat regional jets.

--------------------------------------------------------------------------------

Mark Streeter - JPMorgan - Analyst

Got you. And then finally have you spoken to Boeing or Airbus about specifically about your refleeting needs about them providing any capital to the merged entity? Or any sort of agreement similar to what you did with Airbus with the US Airways/America West merger?

--------------------------------------------------------------------------------

Scott Kirby - US Airways - President

We haven't spoken to them yet. We look forward to talking to both of them in the very near future. While we might talk to them about that the fact that we've already been able to raise $7.2 billion in committed financing from Citigroup means that we probably have less pressure in this merger than we did in the last merger to raise vendor financing. That was successful the last time around but the success of that merger I think has demonstrated that this works and so we may be able to get more pure financial -- well we already have gotten more pure financial investors committed to the deal. So it might be a nice opportunity but it is certainly not necessary.

------------------------------------------------------------------------------

Mark Streeter - JPMorgan - Analyst

Great. Thank you very much.

-------------------------------------------------------------------------------

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                                                                FINAL TRANSCRIPT
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Nov. 15. 2006 / 8:15AM, LCC - US Airways Delta Merger Proposal Conference Call
--------------------------------------------------------------------------------


Doug Parker - US Airways - CEO

Guys, we hate to do this but we've got as you might imagine other things we have to go run and do. One of those is we're doing a presentation here today at the Citigroup conference. So I think we have time for two more.

--------------------------------------------------------------------------------

Operator

Daniel McKenzie, Credit Suisse.

--------------------------------------------------------------------------------

Daniel McKenzie - Credit Suisse - Analyst

Good morning, thanks. You mentioned that some of the capacity would be taken out at the regionals. Can you share how much capacity will be taken out at the main line versus the regional level?

--------------------------------------------------------------------------------

Scott Kirby - US Airways - President

We haven't disclosed that yet and while we have modeling assumptions for that, we really need to work with Delta on due diligence in order to get to the exact allocation. So until we do that, we don't want to talk about it publicly.

--------------------------------------------------------------------------------

Daniel McKenzie - Credit Suisse - Analyst

Okay, I see. And then beyond separately, beyond revenues add a wrinkle to simply looking a DOT revenues for the shuttle, can you share what US Airways shuttle revenues are? What you believe Delta's revenues would be in the shuttle?

--------------------------------------------------------------------------------

Scott Kirby - US Airways - President

The attorney is looking at me and shaking her head. I'll say no.

--------------------------------------------------------------------------------

Daniel McKenzie - CreditSuisse - Analyst

Okay.

--------------------------------------------------------------------------------

Doug Parker - US Airways - CEO

The attorney is our general counsel.

--------------------------------------------------------------------------------

Daniel McKenzie - Credit Suisse - Analyst

Okay, I will try one last one here.

--------------------------------------------------------------------------------
Scott Kirby - US Airways - President

You can that through DOT filings, a pretty accurate representation.

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Nov. 15. 2006 / 8:15AM, LCC - US Airways Delta Merger Proposal Conference Call
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Daniel McKenzie - Credit Suisse - Analyst

Okay, all right, fair enough. And then you had mentioned that you'd looked at a number of deals, Delta of course being the most compelling possibility for you. What was the second best possibility for you if you can share any thoughts on that?

--------------------------------------------------------------------------------

Doug Parker - US Airways - CEO

Dan, we've said a number of things and this is by far the most compelling and the one that we are focused on. As to what is second I don't even know that we know. The real answer is we're excited about this one and this creates more value for our shareholders than any other opportunity that we looked at.

-------------------------------------------------------------------------------

Daniel McKenzie - Credit Suisse - Analyst

Okay, good luck. Thanks a lot.

--------------------------------------------------------------------------------

Operator

Bill Mastoris, Bank of New York.

--------------------------------------------------------------------------------

Bill Mastoris - Bank of New York - Analyst

Thank you. I'd like to go back to the aircraft leases and I apologize because several questions have been asked about this. Scott, are you saying that what you would do with the exception of the wide bodies is you would retain most of the Delta narrow body fleets? And if you can subsegment that in other words if you are not going to do it, can you say that you will keep the newer generation? And maybe talk to aircraft lessors about maybe rejecting or recutting our maybe taking back some deals about some of the older 737s which don't necessarily fit? I'm not exactly sure or maybe another way to do it would be to say what types of aircraft do you plan to retain in Delta's fleet?

--------------------------------------------------------------------------------

Scott Kirby - US Airways - President

I apologize in advance for the nonanswer I'm about to give. But much like our conversation about regional jets, that is a -- those are specifics and details that until we work with Delta on due diligence and importantly work with the aircraft lessor community on who really wants airplanes back that we just can't answer. We are flexible on those points. And it depends on what some of the other constituents' views are what ultimately winds up happening.

We are comfortable that we can get to the 10% capacity reduction. We're comfortable that our numbers are conservative with respect to the cost of the type of aircraft that we will fly and so the synergy now is conservative and we can at least achieve that. But we need to work with our other constituents to get to the specifics.

--------------------------------------------------------------------------------

Doug Parker - US Airways - CEO

Bill, this is Doug. All I would add to that is when Scott says that, we are not saying we know but we won't tell you. The issue is we don't know yet and this -- what you are asking about is optimizing a fleet which we could do without the benefit of talking to lessors and we would have it wrong. The way we did this the last time we went and modeled what we thought the fleet might look like and we ended up with something dramatically different because a number of lessors were very willing to work with us to have their airplanes leave the United States.


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Nov. 15. 2006 / 8:15AM, LCC - US Airways Delta Merger Proposal Conference Call
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--------------------------------------------------------------------------------

We ended up with airplanes that we might have assumed were going to stay leading. So a long way of me saying we believe that we will be able to work with the lessors to have aircraft leave in a way that is not overly adversarial to them and accrues to our benefit by not having too many airplanes in the system.

So that is part of what we needed to go do. It's just that we've done it before, we know how it works and we can't tell you right now what the fleet is going to look like to that level of detail because it's going to much more matter about who wants to work to see their airplanes stay versus who wants to have theirs leave.

--------------------------------------------------------------------------------

Bill Mastoris - Bank of New York - Analyst

What I'm trying to get to also is that if you do end up reaching an agreement with certain aircraft lessors, chances are they are going to want a much larger deficiency claim. So I assume the 16 billion that you threw out which was predicated on the filing that that actually could grow?

--------------------------------------------------------------------------------

Unidentified Company Representative

Our claim estimate, the 16 billion importantly said the claims will ultimately be 16 billion I thinkthere is a wide range of estimates and we in our analysis have made provisions for what we assume. Again there's a lot of assumptions in what they are that the claims will ultimately be about 16 billion.

--------------------------------------------------------------------------------

Bill Mastoris - Bank of New York - Analyst

Okay. This is after maybe renegotiating a couple more leases or agreeing to larger deficiency claims after you take back aircraft?

------------------------------------------------------------------------------

Doug Parker - US Airways - CEO

Absolutely.

------------------------------------------------------------------------------

Bill Mastoris - Bank of New York - Analyst

Okay. Thank you very much.

--------------------------------------------------------------------------------

Doug Parker - US Airways - CEO

All right. We've got to wrap it up. I'm sorry for anybody that had questions that we didn't get to. We are obviously -- we will be in contact and more to come. Any questions give any of us a call. We will do our best to get back to you as quickly as we can. Thanks for your interest and stay tuned.

--------------------------------------------------------------------------------

Operator

This does conclude today's conference. Thank you for your participation.


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                                                                FINAL TRANSCRIPT
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Nov. 15. 2006 / 8:15AM, LCC - US Airways Delta Merger Proposal Conference Call
--------------------------------------------------------------------------------



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2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FORWARD-LOOKING STATEMENTS
--------------------------

Certain of the statements contained herein should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as "may," "will," "expect," "intend," "indicate," "anticipate," "believe," "forecast," "estimate," "plan," "guidance," "outlook," "could," "should," "continue" and similar terms used in connection with statements regarding the outlook of US Airways Group, Inc. (the "Company"). Such statements include, but are not limited to, statements about expected fuel costs, the revenue and pricing environment, the Company's expected financial performance and operations, future financing plans and needs, overall economic conditions and the benefits of the business combination transaction involving West and the Company or potential business combination transaction involving Delta Air Lines, Inc. ("Delta") and the Company, including future financial and operating results and the combined companies' plans, objectives, expectations and intentions. Other forward-looking statements that do not relate solely to historical facts include, without limitation, statements that discuss the possible future effects of current known trends or uncertainties or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed or assured. Such statements are based upon the current beliefs and expectations of the Company's management and are subject to significant risks and uncertainties that could cause the Company's actual results and financial position to differ materially from the Company's expectations. Such risks and uncertainties include, but are not limited to, the following: the impact of high fuel costs; significant disruptions in the supply of aircraft fuel and further significant increases to fuel prices; the Company's high level of fixed obligations and its ability to obtain and maintain financing for operations and other purposes; the Company's ability to achieve the synergies anticipated as a result of the merger with America West Holdings Corporation and the potential business combination transaction involving Delta and to achieve those synergies in a timely manner; the Company's ability to integrate the management, operations and labor groups of the Company and America West Holdings Corporation and the Company and Delta; labor costs and relations with unionized employees generally and the impact and outcome of labor negotiations; the impact of global instability, including the current instability in the Middle East, the continuing impact of the military presence in Iraq and Afghanistan and the terrorist attacks of September 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events that affect travel behavior; reliance on automated systems and the potential impact of any failure or disruption of these systems; the potential impact of future significant operating losses; changes in prevailing interest rates; the Company's ability to obtain and maintain commercially reasonable terms with vendors and service providers and its reliance on those vendors and service providers; security-related and insurance costs; changes in government legislation and regulation; the Company's ability to use pre-merger NOLs and certain other tax attributes; competitive practices in the industry, including significant fare restructuring activities, capacity reductions and in court or out of court restructuring by major airlines; continued existence of prepetition liabilities; interruptions or disruptions in service at one or more of the Company's hub airports; weather conditions; the Company's ability to obtain and maintain any necessary financing for operations and other purposes; the Company's ability to maintain adequate liquidity; the Company's ability to maintain contracts that are critical to its operations; the Company's ability to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the Company's ability to attract and retain customers; the cyclical nature of the airline industry; the Company's ability to attract and retain qualified personnel; economic conditions; and other risks and uncertainties listed from time to time in the Company's reports to the Securities and Exchange Commission. There may be other factors not identified above of which the Company is not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. All forward-looking statements are based on information currently available to the Company. The Company assumes no obligation to publicly update or revise any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates. Additional factors that may affect the future results of the Company are set forth in the section entitled "Risk Factors" in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2006, which is available at www.usairways.com.

ADDITIONAL INFORMATION
----------------------

Subject to future developments, US Airways may file with the United States Securities and Exchange Commission a registration statement to register the US Airways shares which would be issued in the proposed transaction and/or a proxy statement with respect to the proposed transaction. Investors and security holders are urged to read the registration statement and/or proxy statement (when and if available) and any other relevant documents filed with the Commission, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement and/or proxy statement (when and if available) and other relevant documents at the Commission's Internet web site at www.sec.gov. The registration statement and/or proxy statement (when and if available) and such other documents may also be obtained free of charge from US Airways by directing such request to: US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281 Attention: Chief Legal Officer.